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December 20, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Frank Wyman Lisa Vanjoske

Re:	Ascendis Pharma A/S Form 20-F for the Fiscal Year Ended December 31, 2016 Filed March 22, 2017 File No. 001-36815

Ladies and Gentlemen:

On behalf of Ascendis Pharma A/S (the “Company”), we are hereby responding to the comment letter to the Company’s Form 20-F for the fiscal year ended December 31, 2016 received on November 21, 2017 from the staff of the Commission (the “Staff”). We have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Form 20-F for the Fiscal Year Ended December 31, 2016

Consolidated Statements of Financial Position, page F-4

1.

Please refer to prior comment 2. We acknowledge the information in your response but continue to have difficulty in understanding the basis for your inclusion of share premium in retained earnings. Conceptually, retained earnings represents earnings from your operating activities and not share premium generated from your capital raising activities. These two activities appear to differ fundamentally in nature and function, as discussed in paragraphs 58 and 78 of IAS 1, which also provides a specific example showing the disaggregation of equity capital into paid-in capital and share premium. In addition, paragraphs 108 and 109 of IAS 1 suggest that capital transactions with owners, such as equity contributions and reacquisition of an entity’s own equity instruments, are wholly distinct from income and expense, including gains and losses, generated from operating activities. We believe that your inclusion of share premium in retained earnings conflicts with this guidance.

Please file an amended Form 20-F for the fiscal year ended December 31, 2016 with restated Consolidated Statements of Financial Position, showing a reclassification of the captions, capital increase and cost of capital increase, from retained earnings and presentation of these amounts as a separate component of equity for all periods presented.

Response: The Company respectfully acknowledges the Staff’s comment. The Company offers the following details regarding its historical and continued basis for inclusion of share premium in retained earnings based on International Financial Reporting Standards (“IFRS”) and Danish law. The Company believes that its accounting treatment for share premium complies with IFRS and Danish law, and provides full and appropriate disclosures to its shareholders. Further, the Company believes that an alternative presentation would not provide additional information to shareholders.

Ascendis Pharma A/S is incorporated under the laws of Denmark and registered in Denmark as a public limited liability company. Since the listing of the Company’s American Depositary Shares on NASDAQ does not constitute “a listing on a stock exchange in an EU Member State” as defined in the Danish Financial Statements Act, the Company is not classified as a listed company under Danish legislation, and therefore is not required to report its financial statements in accordance with IFRS for Danish statutory purposes. However, in connection with the preparation for the Company’s initial public offering on NASDAQ, the Company changed accounting principles from Danish GAAP to IFRS, as IFRS principles are allowed for both financial reporting to the SEC and for statutory financial reporting to the Danish authorities.

Even though the Company is allowed to file its statutory financial statements with Danish regulatory authorities under IFRS, it still has to comply with additional Danish financial reporting requirements. In order to avoid differences in its financial reporting between the SEC reports and the Danish statutory financial reporting, the Company applies IFRS in a manner intended to be acceptable both by the SEC and the Danish authorities, and aligned to the additional Danish statutory financial reporting requirements to the largest extent possible. Therefore, the Company views the Danish Companies Act and the Danish Financial Statements Act as important and relevant regulation when determining the Company’s application of IFRS.

Under Danish law, the Danish Companies Act and the related Danish Financial Statements Act distinguish between undistributable reserves that cannot be used for dividend distribution and distributable reserves that can be used for, among other things, dividend distribution, capitalization issues, and coverage of losses.

Until 2004, any premium on increase of capital was considered an undistributable reserve, but Act no. 226 of March 31, 2004 amending the Danish Act on Public and Private Limited Companies allows any premium on an increase of capital in Danish companies to be transferred to distributable reserves, including retained earnings, and can be used freely for dividend distribution and other purposes unless the members of the general meeting of shareholders of the individual company have decided that the premium should not be used freely.

Section 179(2) of the Danish Companies Act states:

“The company’s central governing body is responsible for ensuring that distributions do not exceed a reasonable amount having regard to the company’s financial position and, for parent companies, the group’s financial position, and that no distribution is made to the detriment of the company or its creditors; see section 115(5) and section 116(5). The central governing body is also responsible for ensuring that reserves that cannot be distributed, as specified by statute or the company’s articles of association, are covered.”

The comments on this provision [“Selskabsloven med Kommentarer”, 2nd edition, 2014, page 633] state:

“It should be mentioned in this regard that any premium that has been paid at establishment of the company or by a subsequent capital increase, is considered a distributable reserve. Until 2004, a share premium account was considered an undistributable reserve, but Act no. 226 of 31 March 2004 amending the Danish Act on Public and Private Limited Companies changed this so that the share premium account in both public and private limited companies became a distributable reserve. This view has been carried on in the Danish Companies Act.”

To avoid any doubt about whether any premium on increase of capital is a distributable reserve or not, it is common practice for Danish companies to only present a share premium reserve if the members of the general meeting of shareholders have decided that this reserve should only be used for a specific purpose. If a separate item named share premium account or a similar name is presented under equity, there is a risk that the reader of financial statements, including present and potential U.S. and non-U.S. investors, may mistake this item for an undistributable reserve under company law, or that it has been decided by the members of the general meeting of shareholders that it cannot be used for dividend distribution or other purposes.

In the financial period in which the capital increase is implemented, the premium is presented as a separate addition to the distributable reserves.

In the process of determining appropriate accounting principles for treating equity in its financial statements, the Company has selected an accounting practice that complies with the current interpretation of both IFRS and the Danish Financial Statements Act.

Comments on the Danish Financial Statements Act [“The annual report – Comments on the Danish Financial Statements Act”, 7th edition, 2016, page 1330] applicable to the annual report presented by Ascendis Pharma A/S in Denmark state:

“There is no longer any obligation to transfer amounts to the share premium account in public and private limited companies. Consequently, a premium can be recognised directly in distributable reserves/retained earnings. In the year in which the capital contribution is carried out at a premium, the addition to the distributable reserves must be specified of course, so that it is clear that the addition to the distributable reserves arises from a premium contributed.”

According to the Danish Business Authority supervising the presentation of financial statements by Danish companies, this also applies to financial statements presented in accordance with IFRS. In this way, the comments on the Danish Financial Statements Act [“The annual report – Comments on the Danish Financial Statements Act”, 7th edition, 2016, page 1330] state:

“According to IAS 1.77 and 1.78, financial statements presented in accordance with IFRS must disclose separate details on the premium, including its development. IAS 1 is only about presentation and disclosure requirements ensuring that the premium is not mistaken for retained earnings on initial recognition. Previously, it was much debated whether the premium could be transferred to the retained earnings when the financial statements had been presented in accordance with IFRS. However, the decision made by the Danish Securities Council [Comendo A/S – Decision regarding the IFRS annual report for 2008/09] clarifies this matter:

‘Moreover, the Danish Securities Council has evaluated the company’s treatment of the share premium account. The Danish Securities Council is of the opinion that the share premium account can be transferred to the item ‘retained earnings’ as long as this transfer is allowed under company law. IFRS regulates the disclosures to be provided under equity, but the application of the reserves is regulated under [Danish] company law. As a result, the Danish Securities Council does not see any reason why it should criticise the company’s presentation of the share premium account.’

Consequently, there is no difference between the regulation in the Danish Financial Statements Act and IFRS.”

The Danish Securities Council mentioned in the extract above is the Danish body supervising the presentation of financial statements by Danish listed companies. Since 2005, Danish listed companies have been required to present their annual reports in accordance with IFRS [Regulation of the European Parliament and of the Council on the application of international accounting standards”, Regulation 1606/2002/EF of 19 July 2002]. Thus, IFRS is commonly used in Denmark as a basis for the preparation of financial statements, just as collaborations between national supervisory authorities within the European Union (the “EU”) have been established with the aim of ensuring that the individual national supervisory authorities within the EU do not interpret the provisions of IFRS differently.

In addition, as noted in our prior response, the Danish Financial Supervisory Authority concluded in a ruling from 2011 [Comendo A/S – Decision regarding the IFRS annual report for 2008/09] that share premium can be included in retained earnings when presented in financial statements prepared in accordance with IFRS.

The comment letter from the Staff references specific paragraphs of IAS 1. The Company believes that its accounting and financial reporting is in compliance with such specific paragraphs as follows:

According to IAS 1, paragraph 54(r), the statement of financial position shall include issued capital and reserves attributable to owners of the company, and according to paragraph 55, an entity shall present additional line items when such presentation is relevant to an understanding of the entity’s financial position.

Paragraph 58 of IAS 1 prescribes that an entity shall make the judgement about whether to present additional items separately on the basis of an assessment of:

(a)	the nature and liquidity of assets;

(b)	the function of assets within the entity; and

(c)	the amounts, nature and timing of liabilities,

but does not specifically describe how the nature and function of elements under equity shall be distinguished.

The Company believes – in line with accepted interpretation of IFRS in Denmark and in the EU – that the financial position is best described by presenting the distributable reserves separate from the undistributable reserves under equity, to provide the readers with a view of which amounts can be readily distributed to the owners of the Company and which cannot. Therefore, the Company has elected to present the reserves under equity that are either required under specific accounting standards (share-based payment reserve), restricted (foreign currency translation reserve), or free reserves that can readily be distributed to owners of the Company. The free reserves have been combined into one category under the line item “retained earnings.”

As such, this is one way of looking at the nature and function of the elements under equity, which is widely accepted in the EU. Under Danish company laws, share premium is an unrestricted reserve that can be distributed to the shareholders. Other criteria can be applied in the assessment of the differences in nature and function of the elements under equity, which could potentially lead to other – but not necessarily more correct – presentations.

IAS 1, paragraph 78 provides guidance on further subclassification of the line items presented in the statement of financial position or in the notes. Like paragraph 58, paragraph 78 references the size, nature and function of the amounts involved, and item (e) specifically states that equity capital and reserves are disaggregated into various classes, such as paid-in capital, share premium and reserves.

With the main concept in paragraph 78 of evaluating the size, nature and function of the items presented, the Company believes that there should be differences in nature or function of the elements in order to support such subclassification. With reference to the discussion above, the nature or function of a share premium is not different from other distributable reserves under Danish legislation; thus, the Company believes it is in accordance with IFRS to combine such reserves.

IAS 1, paragraph 108 provides examples of components under equity to be presented in the statement of changes in equity, and paragraph 109 prescribes that transactions with owners shall be shown separately from income and expenses in the statement of changes in equity. Neither paragraph 108 or paragraph 109 set requirements for the classes of reserves to be presented; only for the transactions to be disclosed separately. As the Company shows all transactions of capital increases as individual line items in the statement of changes in equity, separate from results from operations, the Company believes to be in compliance with the requirements in paragraph 108 and 109.

Based on the above legislation, guidance and interpretation, the Company is of the opinion that its presentation fully complies with the requirements of IFRS and is considered appropriate to ensure that the reader of the Company’s financial statements – including both present and potential U.S. and non-U.S. investors – does not mistake a separate equity item named “share premium” for undistributable reserves.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3043 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Mark V. Roeder

Mark V. Roeder

of LATHAM & WATKINS LLP

cc:	Scott T. Smith, Ascendis Pharma A/S
Michael Wolff Jensen, Ascendis Pharma A/S
Peter Rasmussen, Ascendis Pharma A/S
Henrik Kjelgaard, Deloitte Statsautoriseret Revisionspartnerselskab